

Mail Stop 4628

December 21, 2015

Via E-mail
Gysle R. Shellum
Chief Financial Officer
PDC Energy, Inc.
1775 Sherman Street
Suite 3000
Denver, CO 80203

>   **Re: PDC Energy, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed February 19, 2015**
>   **File No. 000-07246**

Dear Mr. Shellum:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Business and Properties, page 2

Our Strengths

1.   Disclosure under this section indicates, in part, that you have "inventory of approximately 2,650 gross proved undeveloped and probable horizontal drilling projects." Tell us how many of these locations are included in your reported proved reserves as of December 31, 2014. Additionally, given the different levels of certainty associated with proved and probable reserves, explain to us your basis for concluding that presentation of a combined total for these locations is appropriate.

Notes to Consolidated Financial Statements

Crude Oil and Natural Gas Information, page 88

2.   We note that during each of the last three years, you have converted 10% or less of your beginning-of-the-year proved undeveloped reserves ("PUDs"), which is significantly less than the 20% annual conversion rate implied by the five-year limitation applicable to PUDs. To help us understand the activity related to your reported PUD volumes, provide us with an aging and roll-forward, for your reported PUD balances as of each of the years ending December 31, 2014, December 31, 2013 and December 31, 2012, that shows the year-end balance broken down by the year in which the volumes were originally booked, and all changes/revisions, also by year booked, that have been made to those volumes since initially being reported as proved undeveloped reserves.

3.   We note that during each of the years ended December 31, 2014, December 31, 2013 and December 31, 2012 you recorded material downward revisions to your proved undeveloped reserves (PUDs). Regarding these revisions tell us the following:

- When the underlying volumes were originally booked as PUDs;

- The year they were scheduled for development at the time of initial booking;

- Any subsequent revisions to the initial development date, along with reasons for any such subsequent revisions; and,

- The specific facts and circumstances that led to your decision to remove the PUD volumes.

4.   For the years ended December 31, 2014, December 31, 2013, December 31, 2012 and December 31, 2011, tell us the number of PUD locations scheduled to be drilled in the following year per the year-end reserve report and the number of wells actually drilled. For example, tell us the number of PUD locations scheduled to be drilled during 2012 according to the development schedule underlying your December 31, 2011 reserve report and the number of PUD locations actually drilled during 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources